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SEC FILE NUMBER
8- 8381

SECU[illegible]MMISSION

02021277

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/01 (MM/DD/YY) AND ENDING 01/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
M. H. Meyerson & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Blvd.
(No. and Street)

Jersey City (City) NJ (State) 07810 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin H. Meyerson (201) 459-9515
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin H. Meyerson, ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. H. Meyerson & Co., Inc. ______, as of January 31 ______, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

[signature]
Signature

Chairman
Title

[signature]
Notary Public
LUIS E. MONTENEGRO II
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires February 17, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD
ABINGTON, PA 19001

(215) 884-8460
FAX (215) 884-8686

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
M. H. Meyerson & Co., Inc.

We have audited the accompanying statement of financial condition of M. H. Meyerson & Co., Inc. as of January 31, 2002, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. H. Meyerson & Co., Inc. as of January 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II (including information relating to the possession or control requirements), is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
March 21, 2002

M. H. MEYERSON & CO., INC.
Statement of Financial Condition
January 31, 2002

ASSETS		
Cash and cash equivalents	$	851,343
Receivables:		
Clearing broker (Note 5)		4,682,353
Income taxes (Note 11)		2,847,494
Other		2,022,249
Securities owned: (Notes 2 and 3)		
Marketable, at market value		4,208,644
Not readily marketable, at estimated fair value		1,085,887
Furniture and equipment, net (Note 4)		726,737
Deposits, prepaids and other		883,312
Total assets	$	17,308,019

LIABILITIES AND STOCKHOLDERS' EQUITY		
Payable to clearing broker (Note 5)	$	166,864
Payable to trading representatives		738,105
Securities sold, not yet purchased (Notes 2 and 3)		1,257,489
Accounts payable and accrued expenses		5,695,013
Total liabilities		7,857,471
Commitments and contingent liabilities (Note 14)		
Subordinated loan (Note 9)		2,000,000
Stockholders' Equity:		
Common stock		65,815
Additional paid-in capital		11,735,641
Retained earnings (deficit)		(4,350,908)
Total stockholders' equity		7,450,548
Total liabilities and stockholders' equity	$	17,308,019

The accompanying notes are an integral part of these financial statements.

M. H. MEYERSON & CO., INC.
Statement of Operations
For the Year Ended January 31, 2002

REVENUE	
Net gain on securities transactions	$ 15,173,605
Underwriting fees	77,657
Commissions	1,145,960
Interest and other	139,763
Total revenue	16,536,985
EXPENSES	
Compensation and benefits	8,928,583
Clearance charges	6,996,105
Communications	4,605,124
Occupancy and equipment rental	1,010,983
Professional fees	4,439,751
Other operating expenses	5,887,996
Total expenses	31,868,542
Income before income taxes	(15,331,557)
Provision for income taxes (Note 11)	(3,104,086)
Net loss	$ (12,227,471)

The accompanying notes are an integral part of these financial statements.

M. H. MEYERSON & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2002

	Common Stock		Additional Paid-In Capital	Retained Earnings/ (Deficit)	Total Stockholders' Equity
	Shares (1)	Amount			
Balances at February 1, 2001	6,571,715	$ 65,717	$ 11,711,242	$ 7,876,563	$ 19,653,522
Net loss	-	-	-	(12,227,471)	(12,227,471)
Shares issued on exercise of options	9,799	98	24,399	-	24,497
Balances at January 31, 2002	6,581,514	$ 65,815	$ 11,735,641	$ (4,350,908)	$ 7,450,548

(1) Common Stock - $0.01 par value, authorized 25,000,000 shares; issued and outstanding 6,581,514 shares.

The accompanying notes are an integral part of these financial statements.

M. H. MEYERSON & CO., INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended January 31, 2002

Subordinated borrowings at February 1, 2001	$	2,000,000
Increases:		-
Decreases:		-
Subordinated borrowings at January 31, 2002	$	2,000,000

The accompanying notes are an integral part of these financial statements.

M. H. MEYERSON & CO., INC.
Statement of Cash Flows
For the Year Ended January 31, 2002

Cash flows from operating activities:	
Net loss	$ (12,227,471)
Adjustments to reconcile net loss to net cash expended in operating activities:	
Depreciation and amortization	207,363
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Receivables:	
Clearing broker	(1,979,235)
Income taxes	(2,847,494)
Other	(1,448,154)
Securities owned	10,004,862
Other assets	3,878,482
Increase (decrease) in liabilities:	
Payable to broker	166,864
Payable to trading representatives	738,105
Securities sold, not yet purchased	(1,595,728)
Accounts payable and accrued expenses	(1,285,053)
Net cash expended in operating activities	(6,387,459)
Cash flows from financing activities:	
Options exercised	24,497
Net cash provided by financing activities	24,497
Cash flows from investing activities:	
Purchase of equipment and leasehold improvements	(7,563)
Net cash expended in investing activities	(7,563)
Net decrease in cash	(6,370,525)
Cash and cash equivalents at beginning of year	7,221,868
Cash and cash equivalents at end of year	$ 851,343
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest paid	$ 78,464
Income taxes	$ 274,018

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

M.H. Meyerson & Co., Inc. (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company provides securities trading, underwriting, investment banking and brokerage services for individuals, institutions and corporations. The Company, like other broker dealers, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Fair Value of Securities - Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

The market value of securities owned, consisting of equities, corporate obligations, United States government obligations, and state and municipal obligations, is determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties. Other securities with no ready market are valued at fair value as determined by management.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of short-term nature of the financial instruments, approximate current fair value.

Underwriting Revenues – Underwriting fees are recorded at the time the underwriting is completed.

Concentration of Credit Risks - The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Furniture and Equipment – Furniture and equipment is stated at cost. Office furniture, equipment and vehicles are depreciated over the estimated useful lives, ranging from three to seven years using accelerated methods. Leasehold improvements are amortized over the shorter of the remaining life of the lease or the estimated economic life of the improvements.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents - The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Income taxes - The Company provides for amounts of current and deferred taxes payable or refundable as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

Earnings Per Common Share – Earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Shares issuable upon the exercise of stock options and warrants, that are dilutive, have been included in the computation of earnings per share based on the modified treasury stock method.

3. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Marketable securities owned consist of investment securities at quoted market values. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company.

	Securities Owned	Securities Sold Not Yet Purchased
Marketable:		
State and municipal obligations	$ 1,589,813	$ 58,598
Corporate stocks	2,616,370	1,198,891
Other	2,461	-
	$ 4,208,644	$ 1,257,489
Not readily marketable:		
Corporate stocks	$ 1,029,791	
Other	56,096	
	$ 1,085,887	

4. FURNITURE & EQUIPMENT, AND OPERATING LEASES

Furniture and equipment is summarized as follows:

Furniture, fixtures, equipment and leasehold improvements	$ 2,789,001
Less accumulated depreciation and amortization	2,062,264
	$ 726,737

Depreciation and amortization expense totalled $207,363 for the year ended January 31, 2002.

The Company signed a 15 year lease for new office space, effective August 1, 1996, and added additional space effective March 15, 1997. The Company also pays rent for space under agreements with the principal shareholder.

The Company leases its office equipment under various leases expiring in 2003, 2005, and 2006. Minimum annual rental and lease commitments for all office space with a remaining term of one year or more at January 31, 2002 are as follows.

Year ending January 31,	Office Space	Equipment
2003	$ 856,410	$ 461,928
2004	856,410	56,379
2005	856,410	23,460
2006	856,410	1,955
2007	874,836	-
Remainder through July 31, 2011	4,019,668	-
Net minimum lease payments	$ 8,320,144	$ 543,722

Annual aggregate office rental and office equipment lease expenses for the year ended January 31, 2002, totaled $928,601 and $461,928 respectively.

Effective September 25, 2001, the Company has subleased a portion of its office space under an agreement which calls for monthly payments of $16,335. The sublease is for a term of three months with automatic renewals.

5. DEPOSIT WITH, RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Company maintains clearing agreements with Spear, Leads & Kellogg ("SLK") and Investec Ernst and Company ("Investec Ernst"). Under the agreement with SLK the Company maintains a clearing deposit of $1,000,000. The Company primarily clears its proprietary equity market making activity through SLK. Under the agreement with Investec Ernst the Company maintains a clearing deposit of $100,000. The Company primarily clears its proprietary municipal bond business and customer transactions through Investec Ernst.

6. PAYABLE TO TRADING REPRESENTATIVES

Payable to trading representatives represents commissions earned by market makers and retail representatives. Market makers are required to maintain a balance with the Company equivalent to approximately twenty-five percent of their net trading positions. The remaining balance of commissions is available for immediate withdrawal.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through SLK and Investec Ernst.

8. RELATED PARTY TRANSACTIONS

Transactions with related parties are summarized as follows:

	Year ended January 31, 2002
Maintenance charges paid on space owned by the principal shareholder (included in rent expense)	$10,020
Rent for space which is leased in the name of the principal shareholder	$11,185

8. RELATED PARTY TRANSACTIONS (Continued)

Employment agreement:

The Company has an employment agreement with Anthony F. Dudzinski, President. The agreement provides for base annual compensation of $150,000. The agreement is for one year ending January 31, 2001, and is renewed automatically for succeeding periods of one year. In the event the Company terminates, without cause, the employee, the employee shall receive an amount equal to one year's base salary plus accrued benefits and incentive compensation.

The Company has loaned Mr. Dudzinski $200,000 to purchase 50,000 shares of the Company's stock. The loan matures February 21, 2003 and is non interest bearing. The shares of the Company are pledged as collateral for the loan.

9. SUBORDINATED LOAN

The Company entered into a NASD approved subordinated loan agreement with Spear, Leeds & Kellogg dated June 3, 1997 and effective August 1, 1997. The loan is for $2,000,000 and matured on August 31, 1999 but was extended to August 31, 2003. It is subject to monthly interest payments at the rate of one half percent below the Prime Rate and is unsecured.

10. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At January 31, 2002 the Company had net capital and capital requirements of $2,618,372 and $1,000,000 (minimum), respectively. The Company's net capital ratio was 2.46 to 1.

11. INCOME TAXES

For federal income tax purposes the Company has elected to carryback the net operating loss for the year ended January 31, 2002. The Company is able to recover approximately $2,540,000 in federal income taxes paid in the last five fiscal years. The Company has available a remaining net operating loss carryforward of approximately $3,520,000 which expires in 2022.

For state income tax purposes the Company has available a net operating loss carryforward of approximately $11,050,000 which expires in 2009.

11. INCOME TAXES (Continued)

In accordance with FASB Statement No. 109, Accounting for Income Taxes, the Company has a future tax benefit of its current net operating loss. The potential federal tax benefit if the net operating loss is fully utilized would be approximately $1,200,000. The potential state income benefit is approximately $990,000. The Company has determined to provide for a full valuation allowance for the future tax benefit.

12. STOCK OPTIONS

The Company established an employee stock option plan administered by the Board of Directors. Under the plan, options may be granted to employees of the Company and other qualified individuals up to an aggregate of 3,000,000 shares of Common stock. As of January 31, 2002, 2,841,073 options have been granted under this plan, all of which became exercisable as of January 31, 2002. The outstanding options have exercise prices of $0.66 to $7.8125 per share. 1,136,980 options were exercised and 1,704,093 are outstanding.

During the year, the Company established an additional stock option plan administered by the Board of Directors. Under this plan, options may be granted to employees of the Company and other qualified individuals up to an aggregate of 500,000 shares of common stock. To date, no options have been issued under this plan.

13. STOCK-BASED COMPENSATION

The Company uses the intrinsic value method to account for stock-based employee compensation plans. Under this method, compensation cost is recognized for stock option awards only if the quoted market price (or estimated fair market value of the stock prior to the stock becoming publicly traded) is greater than the amount the employee must pay to acquire the stock.

The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for stock options granted under the plan. Had compensation cost been determined based on the fair value at the grant dates for stock option awards consistent with the method of SFAS 123, there would have been no material effect on the Company's net income and earnings per share.

The exercise price of each option granted under the plan is determined by the Company's Board of Directors at the time of grant. The exercise price of incentive stock options must be at least equal to the fair market value of the Company's stock on the date of the grant.

14. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business the Company enters into underwriting commitments. There were no transactions open at January 31, 2002, relating to such underwriting commitments.

On January 8, 2002, a National Association of Securities Dealers' arbitration panel awarded $5,000,000 in compensatory damages against the Company and Bear Stearns Securities Corp. The award was joint and several against both firms. The Company has filed a complaint in the Superior Court of New Jersey to vacate the decision in its entirety alleging violation of several legal issues. While both the management of the Company and its legal counsel reasonably anticipate a favorable outcome from the complaint, the Company has recorded the $5,000,000 adverse award as a liability in the financial statements due to the very limited grounds that exist for successfully overturning an arbitration award on appeal. The Company has a Securities Broker/Dealer's Professional Liability Insurance policy with coverage of $1,000,000 for each loss. The insurance company has acknowledged that the adverse arbitration award is covered under the policy. The Company has recorded a $1,000,000 insurance receivable in the financial statements.

The Company, incidental to its securities business, is a defendant in several pending lawsuits and arbitration cases. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits and arbitrations will not result in any material adverse effect on the Company's financial position.

15. 401K SAVINGS PLAN

Employees of the Company may participate in a 401(K) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company made no contributions to the plan for the year ended January 31, 2002.

Schedule I

M. H. MEYERSON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
January 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	7,450,548
Add subordinated loan		2,000,000
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		9,450,548
Deductions and/or charges:		
Non-allowable assets:		
Fixed assets		726,737
Securities owned, not readily marketable		1,085,887
Income tax receivable		2,847,494
Other receivables		501,876
Prepaid expenses and other assets		883,312
Total non-allowable assets		6,045,306
Net Capital before haircuts on securities positions		3,405,242
Trading and investment securities:		
Exempted securities		105,283
Other securities		681,587
Net Capital	$	2,618,372

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	5,695,013
Payable to trading representatives		738,105
Total aggregate indebtedness	$	6,433,118
Percentage of aggregate indebtedness to Net Capital		246%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		21%

M. H. MEYERSON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
January 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $6,433,118)	$	428,896
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	1,000,000
Net Capital requirement	$	1,000,000
Excess Net Capital	$	1,618,372
Excess Net Capital at 1000%	$	1,975,060

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's amended January 31, 2002, unaudited, Part IIA filing and the Annual Audit Report.

M. H. MEYERSON & CO., INC.
Computation For Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
January 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's amended January 31, 2002, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460
FAX (215) 884-8686

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
M. H. Meyerson & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of M. H. Meyerson & Co., Inc. ("the Company") for the year ended January 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
March 21, 2002

Semille & Company
Certified Public Accountants

M. H. MEYERSON & CO., INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

January 31, 2002

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